UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 10, 2026

Date of Report (Date of earliest event reported)

COMMUNE OMNI FUND, LLC

(Exact name of issuer as specified in its charter)

Delaware	99-1550010
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

31248 Oak Crest Drive, Suite 100

Westlake Village, CA 91361

(Full mailing address of principal executive offices)

805-367-3246

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects,” and similar expressions identify forward-looking statements. These statements reflect management’s current views and are subject to risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be events and factors that could cause actual results to differ materially from the forward-looking statements those expressed or implied herein. All targeted figures, projected timelines, and financial assumptions referenced herein reflect current underwriting assumptions only and are not guarantees of future performance. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Commune Omni Fund, LLC undertakes no obligation to publicly update or revise any forward-looking statement.

Item 9. Other Events

Potential Acquisition

There is a reasonable probability that Commune Omni Fund, LLC (the “Company”) will acquire membership interest in an entity that owns a ground-up multifamily development project located at 102 S. Garden Street, Ventura, California 93001 (the “Garden Property”).

Commune VTA III, LLC (the “SPE”), the entity which owns the Garden Property, is a special purpose entity owned by affiliates of Commune Capital, LLC, the Company’s sponsor, and other third parties.

The Company intends to purchase a 63% membership interest in the SPE for $3.96M (“Equity Investment”). The acquisition of the Equity Investment is subject to various conditions. No assurances can be given that the Company will acquire the Equity Investment.

The business plan for the Garden Property is to build a multi-family apartment complex on the land. The SPE is in the process of obtaining required permits and approvals for development, but expects to receive approvals this year and break ground on the development in the fourth quarter. It is anticipated that the apartment complex will be approximately 22,462 gross square feet and consist of 29 units comprised of studio, one-bedroom, and two-bedroom apartments and five of the units will be affordable housing units. Additionally, it is anticipated that the SPE will obtain a construction loan of approximately $6.6 million, and the Garden Property may require additional equity in the future.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Commune Omni Fund, LLC

By: Commune Omni Fund Management, LLC, its manager

By: Commune Capital, LLC, its manager

By:	/s/ Jerry Sanada

Name: Jerry Sanada

Title: Co-President and Chief Investment Officer

Date: June 10, 2026